October 12, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for Save Foods, Inc. (the “Company”) on Form S-1 (File No. 333-274932)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-274932) filed by Save Foods, Inc. (the “Company”) on October 11, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Eleanor Osmanoff at The Crone Law Group, P.C., counsel to the Company, at (917) 679-5931.

Very Truly Yours,

SAVE FOODS, INC.

By:	/s/ David Palach
David Palach
Chief Executive Officer